UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 1-2328

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
Employee Benefits Committee
GATX Corporation
We have audited the accompanying statements of assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP

June 23, 2008
Chicago, Illinois

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments in mutual funds	$4,032,444	$3,537,857
Interest in Collective Trusts	1,975,632	1,387,626
Interest in Master Trust	1,021,149	1,330,384
Participant loans	386,364	348,591

Assets available for benefits at fair value	7,415,589	6,604,458
Adjustment from fair value to contract value for interest in Collective Trusts relating to fully benefit-responsive investment contracts	11,466	16,638

Assets available for benefits	$7,427,055	$6,621,096

See notes to financial statements.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions
Investment income:
Net investment (loss) gain from Master Trust	$(150,806)	$245,888
Net investment gain from mutual funds	160,713	233,256
Net investment loss from Collective Trusts	(40,727)	—
Interest and dividend income	229,389	275,960

	198,569	755,104

Contributions from GATX	122,879	117,130
Participant salary deferrals	648,844	501,995
Rollover contributions	578,489	68,219

	1,548,781	1,442,448
Deductions
Benefit payments	(683,977)	(542,916)
Administrative fee	(5,127)	(3,880)
Transfer to GATX Salaried Employees Retirement Savings Plan	(53,718)	(138,151)

	(742,822)	(684,947)

Net increase in plan assets	805,959	757,501
Assets available for benefits:
Beginning of year	6,621,096	5,863,595

End of year	$7,427,055	$6,621,096

See notes to financial statements.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service within the last 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan (as defined), and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.
For participants at various union locations, the Company contributes on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 3% of the participants’ compensation, and an additional $0.25 for each $1.00 on the next 3% of the participants’ compensation. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited weekly.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately 100% vested in their account balance.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
Investment alternatives for participant contributions consist of the GATX Stock Fund, which is held in a Master Trust; the Fidelity Managed Income Portfolio II (the Fidelity MIP Fund), the Bank of New York Mid-Cap Index and Pyramis Small Capitalization, which are all common collective trusts; and selected mutual fund options available through Fidelity Management Trust Company.
Participants may change their investment options on any business day.
Benefit Payments
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant’s account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The application of SFAS No. 157 is not expected to be material to the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The GATX Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of shares of GATX common stock and funds held in the Fidelity Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades into and out of the Fund. The value of a unit reflects the combined market value of GATX common stock and the cash investments held by the Fund. At December 31, 2007 and 2006 the value of a unit was $21.92 and $25.29, respectively. Participant loans are valued at their outstanding balances, which approximate fair value.
The Fidelity MIP Fund contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. The Plan’s investment in units of the Fidelity MIP Fund is presented at fair value in the statements of assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.
A summary of the fair value and contract value of the Fidelity MIP Fund is as follows:

	December 31
	2007	2006

Fidelity MIP Fund, at fair value	$1,523,784	$1,404,264
Fidelity MIP Fund, at contract value	1,512,319	1,387,626
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Contributions
Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
4. Investments
Except for investments held in the Master Trust (see Note 5), the Plan held the following individual investments at fair value representing 5% or more of the Plan’s assets:

	December 31
	2007	2006

Spartan U.S. Equity Index Fund	$1,647,858	$1,635,732
Fidelity Managed Income Portfolio II	1,512,319	1,387,626
Eaton Vance Large Cap Value Fund (A)	578,142	—
PIMCO Total Return Fund — Institutional Class	397,095	334,837
Fidelity Equity-Income Fund	—	464,640

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
5. Master Trust
The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and of the GATX Corporation Salaried Employees Retirement Savings Plan. The Plan’s investment in the Master Trust is stated at the Plan’s equity in the net assets of the Master Trust at December 31, 2007 and 2006.
A summary of the net assets and the changes in net assets of the Master Trust is as follows:

	December 31
	2007	2006

Assets
Cash	$—	$192,746
GATX common stock	29,383,927	39,096,892
Other receivables	25,645	27,204

Liabilities
Other payables	(8,829)	(162,661)

Net assets	$29,400,743	$39,154,181

	Year Ended December 31
	2007	2006

Additions
Transfers from participating plans	$3,243,381	$6,584,965
Interest and dividend income	45,403	904,375

	3,288,784	7,489,340

Deductions
Transfers to participating plans	(9,078,615)	(13,989,267)
Net realized and unrealized (depreciation) appreciation in fair value of common stock	(3,963,607)	7,403,349

Net (decrease) increase in trust assets	(9,753,438)	903,422
Net assets at beginning of year	39,154,181	38,250,759

Net assets at end of year	$29,400,743	$39,154,181

The Plan held a 3.5% and 3.4% interest in the Master Trust as of December 31, 2007 and 2006, respectively.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
6. Non-Participant-Directed Investments
Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant-directed and non-participant-directed investments, is as follows:

	December 31
	2007	2006

Investment, at fair value:
Interest in the GATX Stock Fund	$1,021,149	$1,330,384

	Year Ended December 31
	2007	2006

Changes in net assets:
Company contributions	$21,600	$50,116
Participant contributions	93,529	72,658
Rollover contributions	6,458	5,972
Interest and dividend income	4,517	30,354
Net realized and unrealized (depreciation) appreciation in fair value of common stock	(150,806)	215,534
Benefits paid	(198,824)	(61,351)
Net interfund transfers	(45,932)	(99,580)
Other	(39,775)	7,242

	$(309,235)	$220,945

7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
8. Related Party
The Plan invests in GATX common stock. GATX is the Plan’s sponsor, and, therefore, such investments are party-in-interest transactions.

EIN 36-1124040
Plan #004
GATX Corporation Hourly Employees Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2007

	Shares/	Current
Identity of Issuer/Description of Issue	Units	Value

Fidelity Management Trust Company*:
Fidelity Managed Income Portfolio II*	1,523,784	$1,512,319
Spartan U.S. Equity Index Fund	31,751	1,647,858
Eaton Vance Large Cap Value Fund (A)	25,672	578,142
PIMCO Total Return Fund — Institutional Class	37,146	397,095
Vanguard Target Return 2020	15,239	357,664
Fidelity Diversified International Fund	8,601	343,194
Pyramis Small Capitalization	33,067	328,026
Vanguard Target Return 2030	10,203	243,443
Bank of New York Mid-Cap Index	13,238	135,287
Alliance Bernstein International Value K	6,125	135,237
Vanguard Target Return 2010	4,926	113,597
Vanguard Target Return 2015	6,442	84,134
Vanguard Target Return 2040	2,490	59,183
T.Rowe Price Growth Stock -Advisory Class	1,455	48,585
Vanguard Targeted Return Inc	1,238	13,779
Vanguard Target Return 2050	433	10,322
Vanguard Target Return 2005	18	211
Participant loans (5% to 11% interest rates, various maturities)		386,364

		$6,394,440

*	Party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN (Name of the Plan)
Date: June 23, 2008	/s/ Malinda Riley
Malinda Riley
Plan Administrator

EXHIBIT INDEX
The following exhibit is filed as part of this annual report:

Exhibit
23.1	Consent of Independent Registered Public Accounting Firm